File No. 073-00041


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                       NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

                   Public Utility Holding Company Act of 1935, as amended



SEEBOARD Power Networks plc

(name of foreign utility company)

by

American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, Ohio 43215

(name of filing company, if filed on behalf of a foreign utility company)

The Commission is hereby requested to mail copies of all correspondence relating to this Notification to:

      Jeffrey D. Cross
      Senior Vice President and General Counsel
      American Electric Power Service Corporation
      1 Riverside Plaza
      Columbus, Ohio 43215



ITEM 1

      Foreign utility company status is claimed by SEEBOARD Power Networks plc ("SEEBOARD Power Networks"), a corporation incorporated and existing under the laws of the United Kingdom with its business address at Forest Gate, Brighton Road, Crawley, West Sussex, England RH11 9BH.

      SEEBOARD Power Networks owns and operates an electric distribution network serving approximately 2.1 million customers in Kent, Sussex and Surrey, England. The network consists of approximately 33,000 km of underground cable, 12,000 km of overhead line, and 33,000 transformers over a service area of approximately 8,200 km. This distribution network was transferred to SEEBOARD Power Networks from its parent, SEEBOARD plc, pursuant to provisions of the Utilities Act 2000.

      SEEBOARD Power Networks is currently an indirect, wholly-owned subsidiary of American Electric Power Company, Inc. ("AEP"). AEP, a New York corporation, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").

ITEM  2

      The following domestic "public-utility companies" are "associate companies" of SEEBOARD Power Networks: AEP Generating Company, Appalachian Power Company, Central Power and Light Company ("CPL"), Columbus Southern Power Company, Indiana-Kentucky Electric Corporation ("IKEC"), Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Ohio Valley Electric Corporation ("OVEC"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Wheeling Power Company.

      AEP is a "holding company" with respect to each of the foregoing (collectively, the "AEP Companies"). Central and South West Corporation is a registered holding company with respect to CPL, PSO, SWEPCO and WTU. In addition, OVEC is a "holding company" of IKEC.

      None of the AEP Companies have any relationship with SEEBOARD Power Networks other than sharing AEP as a "holding company" and being an "associate company" of SEEBOARD Power Networks. None of the AEP Companies paid any part of the purchase price for SEEBOARD Power Networks.

EXHIBIT A

      No state certifications are required under Section 33(a)(2) of the Act because AEP is a registered holding company.

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




      /s/ Susan Tomasky
By:   Susan Tomasky
      Vice President, Secretary and Chief Financial Officer
      American Electric Power Company, Inc.
      1 Riverside Plaza
      Columbus, Ohio 43215

Dated:  April 18, 2002